UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-40459

Ero Copper Corp.
(Translation of registrant's name into English)

625 Howe Street, Suite 1050
 Vancouver, British Columbia V6C 2T6
 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ]      Form 40-F [ X ]

Exhibit 99.1 of this Form 6-K is incorporated by reference as additional exhibit to the registrant’s Registration Statement on Form S-8 (File NO. 333-264821) and Registration Statement on Form F-10 (File NO. 333-289969).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ero Copper Corp.

Date: February 23, 2026	By:	/s/ Deepk Hundal
Name: Deepk Hundal
Title: Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated February 23, 2026